United States securities and exchange commission logo





                             February 5, 2024

       Tingfeng Weng
       Chief Executive Officer
       Wing Yip Food Holdings Group Ltd
       No.9, Guanxian North Rd,
       Huangpu Town, Zhongshan City,
       Guangdong, China 528429

                                                        Re: Wing Yip Food
Holdings Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
23, 2024
                                                            CIK No. 0001999860

       Dear Tingfeng Weng:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 22, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Liquidity and Capital Resources
       Cash Flows
       Operating Activities, page 67

   1. We have read your response and revised disclosures on page 67 to prior comment five.
                                                        Please also revise your
discussion on page 68 to provide a more informative discussion and analysis of cash
flows from operating activities, including changes in working capital components, for the
fiscal years ended December 31, 2022 and 2021.
 Tingfeng Weng
FirstName LastNameTingfeng Weng
Wing Yip Food Holdings Group Ltd
Comapany5,NameWing
February   2024     Yip Food Holdings Group Ltd
February
Page 2 5, 2024 Page 2
FirstName LastName
Compensation of Directors and Executive Officers, page 118

2. Please update your compensation information for the fiscal year ended December 31,
         2023.
Financial Statements
Note 2. Summary of significant accounting policies
Revenue Recognition, page F-12

3. We have read your response and revised disclosures on pages F-12 and F-37 to prior comment nine. We note on page F-37 that your disclosures still indicate that "for each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation." Please revise your disclosure to be consistent with your revenue recognition policy on page F-12.
General

4. We note your disclosure that on November 30, 2023, you submitted the filing report and related materials to the CSRC. Please continue to update your disclosure with regard to the status of the CSRC review.
       Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing